
06014383


Rule 3.19A.2
SEC Mail Processing Section
RECEIVED
JUN 14 2006
WASH, D.C.
185

SUPPL

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Papadimitriou
Date of last notice	

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Jane Papadimitriou spouse of John Papadimitriou
Date of change	27 March 2006
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	55,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,840.00
No. of securities held after change	Jane Papadimitriou - 55,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trading

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

+ See chapter 19 for defined terms.

dlw 6/13

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.